UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 37)1

Steel Connect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098 20 5

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		636,447
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

636,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WHX CS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		636,447
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

636,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,135,142(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,135,142(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,135,142(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.3%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

4

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WF ASSET CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,311,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,311,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,311,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WEBFINANCIAL HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,088,893(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,088,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,088,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.9%
14	TYPE OF REPORTING PERSON

CO

(1) Consists of 1,913,265 Shares underlying Series C Preferred Stock and 19,175,628 Shares underlying Series E Preferred Stock.

6

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,224,035(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,224,035(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,224,035(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.9%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 1,913,265 Shares underlying Series C Preferred Stock and 19,809,785 Shares underlying Series E Preferred Stock.

7

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,135,142(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,135,142(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,135,142(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.3%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

8

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,135,142(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,135,142(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,135,142(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.3%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

9

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,224,035(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,224,035(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,224,035(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.9%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 1,913,265 Shares underlying Series C Preferred Stock and 19,809,785 Shares underlying Series E Preferred Stock.

10

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		192,299
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

192,299
	10	SHARED DISPOSITIVE POWER

6,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		114,828
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

114,828
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,828
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 858098 20 5

The following constitutes Amendment No. 37 to the Schedule 13D filed by the undersigned (“Amendment No. 37”). This Amendment No. 37 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

The final paragraph of Item 2(a) is hereby amended and restated to read as follows:

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of HNH, (ii) the executive officers and directors of WHX CS, (iii) the executive officers and directors of SPL, (iv) the executive officers and directors of Steel Holdings GP, (v) the executive officers and directors of Steel Excel, (vi) the executive officers and directors of WebFinancial, and (vii) the executive officers and directors of WF Asset. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,311,700 Shares owned directly by WF Asset is approximately $43,123,381, including brokerage commissions. Such Shares were acquired with the working capital of HNH, SPHG Holdings and Steel Holdings prior to being transferred to WF Asset. The 636,447 Shares owned directly by WHX CS were transferred to WHX CS by its parent HNH.

The aggregate purchase price of the 35,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) owned directly by WebFinancial is $35,000,000. The Series C Preferred Stock was acquired with the working capital of SPHG Holdings prior to being transferred to WebFinancial. The 3,500,000 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred Stock”) owned directly by each of WebFinancial and Steel Excel were acquired pursuant to the Exchange Agreement discussed in Item 4.

The aggregate purchase price of the 1,552,838 Shares owned directly by Steel Excel is approximately $16,826,711, including brokerage commissions. Such Shares were acquired with the working capital of Steel Excel.

The aggregate purchase price of the 6,428 Shares owned directly by SPL is approximately $411,192, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

Mr. Lichtenstein directly beneficially owns 192,299 Shares (including 9,773 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 1,071 Shares owned directly by Mr. Howard is approximately $59,372, including brokerage commissions. Mr. Howard directly beneficially owns an additional 113,757 Shares (including 9,773 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

14

CUSIP No. 858098 20 5

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Merger

Steel Holdings previously initiated discussions with the Audit Committee (the “Audit Committee”) of the Board of Directors of the Issuer regarding a short-form merger transaction with the Issuer (the “Short-Form Merger”) pursuant to which at the effective time of the Short-Form Merger (the “Effective Time”), an indirect, wholly-owned subsidiary of Steel Holdings (“Acquisition Co.”), would, in compliance with Section 253 of the Delaware General Corporation Law (the “DGCL”), merge with and into the Issuer, with the Issuer surviving the Short-Form Merger and becoming an indirect, wholly owned subsidiary of Steel Holdings.

Following discussions between the parties and after consulting with legal and financial advisors, on November 27, 2024, the Audit Committee approved the Short-Form Merger, subject to the terms and conditions described below, in accordance with the Stockholders’ Agreement. Pursuant to Section 253 of the DGCL and the Audit Committee’s approval pursuant to the Stockholders’ Agreement, Acquisition Co. which, at the Effective Time, is expected to own at least 90% of the outstanding Shares of the Issuer may, but is not required to, effect the Short-Form Merger without the approval of the Board of Directors of the Issuer or the other stockholders of the Issuer that are not affiliated with Steel Holdings or its subsidiaries and affiliates.

The Audit Committee’s approval of the Short-Form Merger is subject to certain conditions, including the following:

•	at the Effective Time, holders of Shares, other than Acquisition Co. and holders who properly exercise appraisal rights, would receive $11.45 in cash per Share (the “Per Share Merger Consideration”);

•	if the Reith Net Litigation Proceeds (as defined in the Stockholders’ Agreement), if any, have not been distributed prior to the Effective Time, each Share (other than Waived Shares (as defined below)) shall receive one Reith CVR (as defined below) pursuant to the terms of a CVR Agreement (as defined below);

•	payment shall be made promptly following the Effective Time;

•	all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers shall survive the Short-Form Merger and continue in full force and effect;

•	all outstanding restricted stock awards shall become fully vested immediately prior to the Effective Time;

•	a Schedule 13E-3 must be prepared, filed and disseminated to the Issuer’s stockholders in compliance with the requirements of Rule 13e-3 under the Exchange Act; and

•	any amendment to the material terms of the Short-Form Merger, including the Per Share Cash Consideration, the CVR Agreement, or these conditions, shall require approval by the Audit Committee.

15

CUSIP No. 858098 20 5

Contingent Value Rights Agreement

If, prior to the Effective Time, the Issuer has not distributed to the holders of Shares the Reith Net Litigation Proceeds, if any, from the proposed settlement of the class and derivative action filed in the Delaware Court of Chancery styled Reith v. Lichtenstein, et al naming the Issuer as a nominal defendant, and then-current and former directors of the Issuer and Steel Holdings and several of its affiliated companies as defendants (the “Reith Litigation”), at the Effective Time, Steel Holdings and the rights agent named therein (“Rights Agent”) will enter into a Contingent Value Rights Agreement in the form referenced hereto as Exhibit 99.1 (the “CVR Agreement”). In accordance with the CVR Agreement, at the Effective Time, each Share (other than Waived Shares) shall receive one contingent value right to receive a portion of the Reith Net Litigation Proceeds, if any, pursuant to the terms of the CVR Agreement (such right, a “Reith CVR”).

Pursuant to the CVR Agreement, which is consistent with the requirements of the Stockholders’ Agreement, (i) the SP Investors (as defined in the Stockholders’ Agreement) have waived any right to receive any portion of the Reith Net Litigation Proceeds to the extent of any Shares held by them as of May 1, 2023 (the “May 2023 Shares”) or issuable upon conversion of the Convertible Instruments (as defined in the Stockholders’ Agreement) (the “Conversion Shares”) and (ii) the current directors and officers of the Issuer, including Messrs. Lichtenstein and Howard, have agreed to waive any right to receive any portion of the Reith Net Litigation Proceeds with respect to any Shares they hold (the “O&D Shares,” and together with the May 2023 Shares and the Conversion Shares, the “Waived Shares”). The SP Investors (other than Messrs. Lichtenstein and Howard) will be entitled to receive a Reith CVR with respect to any Shares acquired by them after May 1, 2023.

The Reith CVRs represent a contractual right only and will not be transferable except in the limited circumstances specified in the CVR Agreement. The Reith CVRs will not be evidenced by certificates or any other instruments and will not be registered with the SEC. The Reith CVRs will not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the Reith CVRs to any holder. In addition, the Reith CVRs shall not represent any equity or ownership interest in Steel Holdings, the Issuer or any of their affiliates. The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is referenced hereto as Exhibit 99.1.

Delisting of Shares of Common Stock

If the Short-Form Merger is consummated, the Shares will cease to be quoted on the NASDAQ Stock Market and will be eligible for deregistration under the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 6,335,641 Shares outstanding, which is the total number of Shares outstanding as of November 13, 2024 as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on November 25, 2024.

As of the close of business on the date hereof, WF Asset owned directly 1,311,700 Shares, constituting approximately 20.7% of the Shares outstanding. By virtue of their relationship with WF Asset discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WF Asset.

16

CUSIP No. 858098 20 5

As of the close of business on the date hereof, WHX CS owned directly 636,447 Shares, constituting approximately 10.0% of the Shares outstanding. By virtue of their relationship with WHX CS discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own the Shares owned directly by WHX CS.

As of the close of business on the date hereof, WebFinancial beneficially owned (i) 1,913,265 Shares underlying the Series C Preferred Stock owned directly by WebFinancial and (ii) 19,175,628 Shares underlying the Series E Preferred Stock owned directly by WebFinancial, constituting approximately 76.9% of the Shares.1 By virtue of their relationship with WebFinancial discussed in further detail in Item 2, each of Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares underlying the Series C Preferred Stock and Series E Preferred Stock owned directly by WebFinancial.

As of the close of business on the date hereof, Steel Excel owned directly 1,552,838 Shares and beneficially owned 634,157 Shares underlying the Series E Preferred Stock owned directly by Steel Excel, which, in addition to the Shares owned directly by WF Asset and WHX CS that Steel Excel may also be deemed to beneficially own, constitute approximately 59.3% of the Shares.1 By virtue of their relationship with Steel Excel discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel and underlying the Series E Preferred Stock owned directly by Steel Excel.

As of the close of business on the date hereof, SPL owned directly 6,428 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 192,299 Shares (including 9,773 unvested restricted Shares), which, in addition to the Shares owned directly by SPL that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 3.1% of the Shares outstanding.

As of the close of business on the date hereof, Jack L. Howard owned directly 114,828 Shares (including 9,773 unvested restricted Shares), constituting approximately 1.8% of the Shares outstanding.

This statement reports beneficial ownership of an aggregate of 25,537,590 Shares, including (i) 1,913,265 Shares underlying Series C Preferred Stock and (ii) 19,809,785 Shares underlying Series E Preferred Stock, constituting approximately 91.0% of the Shares.1

1 This is not based solely on the number of outstanding Shares, but calculated pursuant to Rule 13d-3(d) of the Exchange Act.

17

CUSIP No. 858098 20 5

(b)       Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and WF Asset may be deemed to have shared power to vote and dispose of the Shares owned directly by WF Asset. Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel, HNH and WHX CS may be deemed to have shared power to vote and dispose of the Shares owned directly by WHX CS. Each of Steel Holdings, Steel Holdings GP and WebFinancial may be deemed to have shared power to vote and dispose of the Shares underlying the Series C Preferred Stock and Series E Preferred Stock owned directly by WebFinancial. Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to have shared power to vote and dispose of the Shares owned directly by Steel Excel and underlying the Series E Preferred Stock owned directly by Steel Excel. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares owned directly by SPL. Each of Messrs. Lichtenstein and Howard may be deemed to have sole power to vote and dispose of all Shares he directly owns.

(c)       On October 1, 2024, the Issuer awarded to each of Messrs. Lichtenstein and Howard, in his capacity as a director of the Issuer, 2,304 restricted Shares, which vest on October 1, 2025, provided that he remains a director of the Issuer on such vesting date. There were no other transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information regarding the CVR Agreement defined and described in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description
99.1	Form of CVR Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Steel Connect, Inc. with the Securities and Exchange Commission on November 29, 2024).

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CUSIP No. 858098 20 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2024	HANDY & HARMAN LTD.

	By:	/s/ Maria Reda
Maria Reda Secretary

WHX CS LLC

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Maria Reda
Maria Reda Secretary

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Maria Reda
Maria Reda Secretary

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CUSIP No. 858098 20 5

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL EXCEL INC.

By:	/s/ Maria Reda
Maria Reda Secretary

WEBFINANCIAL HOLDING CORPORATION

By:	/s/ Maria Reda
Maria Reda Secretary

WF ASSET CORP.

By:	/s/ Maria Reda
Maria Reda Secretary

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Jack L. Howard

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CUSIP No. 858098 20 5

SCHEDULE A

Executive Officers and Directors of Handy & Harman Ltd.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of WHX CS LLC

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chief Executive Officer and Chairman of the Board	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, Director, President and Secretary	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Lon Rosen, Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James Benenson III, Director	Director and Co-President of Summa Holdings, Inc. (“Summa”), a holding company, and director and Co-President of Industrial Manufacturing Company and Industrial Manufacturing Company International, subsidiaries of Summa that own various diversified industrial businesses	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Name and Position	Present Principal Occupation	Business Address
Eric P. Karros, Director	Television analyst for FOX Sports and works for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Rory H. Tahari, Director	Co-founder, State of Mind Partners, a strategic branding and investment firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Joseph Martin, Chief Administrative Officer and Chief Legal Officer[2]	Chief Administrative Officer and Chief Legal Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

2 As of the close of business on the date hereof, Joseph Martin directly owned 12,164 restricted Shares (including 9,773 unvested restricted Shares). All of such Shares were awarded to Mr. Martin in his capacity as a director of the Issuer. Mr. Martin has the sole power to vote such Shares and, once vested, has the sole power to dispose of such Shares and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares. On October 1, 2024, the Issuer awarded to Mr. Martin, in his capacity as a director of the Issuer, 2,304 restricted Shares, which vest on October 1, 2025, provided that he remains a director of the Issuer on such vesting date.

CUSIP No. 858098 20 5

Executive Officers and Directors of Steel Excel Inc.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of WebFinancial Holding Corporation

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of WF Asset Corp.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022